FOIA CONFIDENTIAL TREATMENT REQUESTED BY CYPRESS SEMICONDUCTOR CORPORATION

November 15, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Brian Cascio

On behalf of Cypress Semiconductor Corporation (‘we”, “our”, “us”, Cypress” or the “Company”), we hereby submit the Company’s responses to the staff’s comment letter of October 11, 2012.

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the staff’s reference, we have enclosed a copy of our letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which we are requesting confidential treatment.

For ease of review, we have included each of the comments from the comment letter followed by Cypress’s response to that comment.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CYPRESS SEMICONDUCTOR CORPORATION

Form 10-Q for the quarterly period ended July 1, 2012

Condensed Consolidated Financial Statements

Note 8. Commitments and Contingencies, page 22

Comment 1.

1.	We refer to your response to prior comment 3. Please help us better understand the basis in GAAP for the charge recorded as of April 1, 2012. In that regard, please tell us:

•	How and when you became aware that some of your products actually infringed upon IV’s patent portfolio.

•	Whether IV ever made a claim or assertion that you infringed on their patents.

•

If IV never made a claim or assertion of infringement, the basis for your determination that it was probable that IV would take such action and that it was probable that you had incurred an estimable loss. Refer to FASB ASC 450-20-55-14 and -15.

•

How you evaluated the guidance from FASB ASC 450-20-55-14 and -15 in evaluating whether disclosure about the infringement should have been presented in your Form 10-K for the year ended January 1, 2012.

Cypress’s response:

As per our previous conversation with the staff, the discussion with IV on this matter and the subsequent execution of the arrangement with them happened on an atypically accelerated timeline than what is generally experienced in the semiconductor industry for similar discussions related to intellectual property related claims and/or licensing negotiations.

Consistent with our conversation with the staff, we would like to provide additional context to the discussions Cypress had with IV in connection with the Patent License Agreement that was executed on April 30, 2012.

Timing – Additional facts

IV is a patent aggregator and is in the business of [***]. We have previously sold certain patents to IV in the past, and as such have had a prior business relationship with IV.

On [***], 2011, IV approached Cypress to discuss an expanded business relationship with them that included Cypress licensing IV’s portfolio of patents. IV submitted to Cypress [***] representative patents from their portfolio. IV stated the [***] patents were a small portion of their portfolio and they were confident that Cypress would benefit by becoming a licensee of IV as it would provide access to IV’s significant portfolio as well as other IV products such as IV’s patents for defense program. At this time IV did not assert any claim that Cypress had potentially infringed on patents that were owned by IV. In response to this initial conversation in [***] 2011, we communicated to IV that we would need to gain a better understanding of IV’s patent portfolio, with a specific focus on technologies relevant to the Company, as compared to the

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CYPRESS SEMICONDUCTOR CORPORATION

[***] high-level, representative patents for us to enter into an arrangement with IV. At this time, we did not fully understand the make-up of IV’s overall patent portfolio, as this information was not made available to Cypress by IV, and [***]. As the discussions with IV at this time comprised routine business negotiations relating to an expanded business relationship that included the potential licensing of IV’s patent portfolio, we had no reason to believe that any potential loss contingencies could arise from these discussions.

In response to our feedback that [***] patents was not enough to interest us in a licensing relationship, on or about [***], 2011, IV provided us with an additional [***] patents for our consideration to demonstrate what IV considered was the value to Cypress of licensing IV’s patent portfolio. At this time IV did not assert any claim that Cypress had potentially infringed patents that were owned by IV and no monetary claim was made.

On [***], 2012, we communicated to IV that we had completed our preliminary technical evaluation of the original [***] patents we had received from them on [***], 2011 and that we found these patents did not warrant a licensing arrangement. As noted previously, our discussions with IV at this time were comprised of routine business negotiations relating to an expanded business relationship that included the potential licensing of IV’s patent portfolio, we had no reason to believe potential loss contingencies could arise from these discussions. Had we evaluated the possibility of a loss contingency at this time, we would have concluded the possibility of a material loss contingency related to these discussions was remote.

On [***], 2012, IV communicated to us that they wanted to have further discussions regarding their suggestion of Cypress licensing IV’s patent portfolio. In response, we agreed to meet with IV later that month and continued with our internal on-going technical assessment of the [***] additional patents provided by IV on [***], 2011. As of this date IV had not asserted any claims that Cypress had potentially infringed patents that were owned by IV. No other discussions were held through the time we filed our Annual Report on Form 10K and on February 24, 2012 we filed our Form 10K for fiscal year ended January 1, 2012. Given the substance and nature of the discussions between us and IV through this date, as well as our continuing technical analysis of the additional [***] patents provided by IV, we had no reason to believe any potential loss contingency would arise from these discussions. Had we evaluated the possibility of a loss contingency at this time, we would have concluded the possibility of a material loss contingency related to this matter was remote.

On [***], 2012, members of our patent team met with IV to discuss the benefits to Cypress of a licensing relationship with IV. IV suggested a multi-faceted arrangement - which included a license to IV’s entire patent portfolio and a release from any claims relating to prior infringements, with a total proposed aggregate value of $[***] million. This is the first time any dollar value was associated with our discussions and the first time a claim of potential infringement was asserted by IV. Given the evaluation we had done to date on the patents IV had presented, and our own patent portfolio, we believed that at this time, the nature of the arrangement being proposed, and in particular the amount being proposed, was unreasonable and that we had appropriate defenses to rebut the claims being asserted by IV.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CYPRESS SEMICONDUCTOR CORPORATION

On [***], 2012, we completed our preliminary technical evaluation of the [***] patents that IV had previously provided to us. As a result of the completion of this evaluation, we for the [***] infringed on certain patents owned by IV, and we realized that there could be some exposure related to those patents that we had not previously considered or identified. At this date, our CEO and executive management discussed internally what value, if any, a licensing arrangement with IV might have for Cypress. As explained above, given that IV was offering more than a licensing arrangement, i.e. was willing to include a release from the past claims, and there appeared to be an opportunity to get an advantageous deal if we executed the arrangement [***], it was decided that in the best interest of the business, the patent team would proceed with a discussion of deal terms that would include a licensing arrangement and patent purchase terms.

On [***], 2012, our Chief Technology Officer met with IV and [***].

On [***], 2012, the first draft of the Patent Licensing Agreement (“PLA”) was sent over by IV. Our negotiations continued throughout April and on April 30, 2012, we were able to execute the final PLA.

Based on the fact pattern explained, we have responded to staff’s specific questions below:

RESPONSES TO SPECIFIC QUESTIONS:

How and when you became aware that some of your products actually infringed upon IV’s patent portfolio.

As explained above, we finalized our preliminary evaluation in early March in preparation for the meeting with our patent team and executive management on [***], 2012. While we never conceded to IV that our products infringed any of the [***] additional patents IV asked us to consider, based on the evaluation in [***] 2012, we internally concluded that Cypress could have potentially infringed on certain patents owned by IV.

Whether IV ever made a claim or assertion that you infringed on their patents

Initial discussions with IV were characterized by IV as a business arrangement. However, the claim of potential infringement by IV was made for the first time on [***], 2012 when IV proposed a multi-faceted arrangement with a total proposed aggregate value of $[***] million.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CYPRESS SEMICONDUCTOR CORPORATION

If IV never made a claim or assertion of infringement, the basis for your determination that it was probable that IV would take such action and that it was probable that you had incurred an estimable loss. Refer to FASB ASC 450-20-55-14 and -15.

As explained above, the claim of potential infringement by IV was made on [***], 2012. Up until this date, given that the discussions with IV were routine business discussions, had we made an assessment of the possibility of a contingency, we would have concluded that the possibility of a material loss contingency related to this matter was remote. Consequently, in [***] 2012, following the completion of our preliminary internal technical evaluation of the [***] patents provided by IV on [***], 2011, we concluded that a loss contingency had become probable. We finalized the PLA on [***], 2012, subsequent to our Q1 of fiscal 2012 end, which represented the resolution of such liability that existed as at the end of the fiscal quarter ended April 1, 2012.

How you evaluated the guidance from FASB ASC 450-20-55-14 and -15 in evaluating whether disclosure about the infringement should have been presented in your Form 10-K for the year ended January 1, 2012.

As discussed above, prior to [***], 2012 based on the facts and circumstances known at the time, in our assessment, the possibility of a material loss contingency related to this matter was remote. Furthermore, as also outlined above, prior to [***], 2012, IV had not made any monetary claims or assertions of infringement. Consequently, no accrual was recorded and we concluded that no disclosure was required in our Form 10-K for the year ended January 1, 2012.

Form 10-Q for the quarterly period ended July 1, 2012

Condensed Consolidated Financial Statements

Note 8. Commitments and Contingencies, page 22

Comment 2

Please reconcile the disclosure in your filing that you used the relief from royalty method to determine the cost of the patent license agreement relating to prior years to the methods disclosed in your response which appear to be based upon the past and future revenues for the potentially impacted products.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CYPRESS SEMICONDUCTOR CORPORATION

Cypress’s response:

The underlying analysis described in our Form 10Q filing and the response letter dated September 27, 2012 is the same; however the narratives in these two documents focused on different aspects of the analysis. Both descriptions reference the same base information e.g. historical and forecasted revenues from the potentially infringing products and a proportional allocation based upon the present value of potentially infringing product revenue and on a hypothetical revenue-based royalty rate. In describing the method as a variation on the relief from royalty method reference was being made to the use of a hypothetical royalty rate which would have been paid had a license been in place for the appropriate periods. Because the nature and timing of the hypothetical royalty is different from observable royalty arrangements (e.g. in the scope of licensed IP, the duration of the license and the breadth of products covered) direct reference to an industry royalty rate was not practical. The parties effectively negotiated a one-time royalty payment from which we derived the implied royalty rate and used the same in our relief for royalty analysis. Given the nature of the licensing arrangement (multiple products over a long period) the implied rate or a rate specifically derived from market comparables would be applied equally to all revenue streams in all periods. Based on the estimated fair value of the two elements, we made a relative allocation of the consideration paid to IV to the said elements of the arrangement. Given that whether the relative allocation of the consideration paid to IV done based on either on the present value of avoided royalty payments (where the rate is based on the implied rate) or based on estimated revenue for prior and future periods would mathematically result in the same allocation, we described the valuation approach as in our filing as relief from royalty method in our Form 10Q filing.

Conclusion

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CYPRESS SEMICONDUCTOR CORPORATION

Cypress’s response:

Cypress Semiconductor (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact the undersigned at (408) 943-2754 if you have any questions or require additional information.

Very truly yours,

/s/ Brad W. Buss
Brad W. Buss
Executive Vice President, Finance and Administration and Chief Financial Officer